Exhibit 99.1

Investor and Media Contact:
         The IGB Group
Bryan Degnan
646-673-9701
or
         Leon Berman
         212-477-8438

Global Ship Lease Announces Results of Adjourned
Annual Meeting of Shareholders

LONDON, October 7, 2022 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) today announced that its adjourned Annual Meeting of Shareholders was convened on October 7, 2022, but failed to reach the requisite quorum.

Given the passage of time from the record date of August 2, 2022 for determining shareholders entitled to vote  at the Annual Meeting, a new record date and meeting date will be determined.  Notice of the re-scheduled meeting and proxy materials will be provided to shareholders of record as of the new record date when available.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.
As at August 30, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, up to August 30, 2022, the average remaining term of the Company’s charters as at June 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 3.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.4 billion. Contracted revenue was $2.8 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.0 years.